Room 4561

								January 25, 2006

Mr. Jeffery W. Yabuki
President & Chief Executive Officer
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

Re:	Fiserv Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 25, 2005
		File No. 000-14948

Dear Mr. Yabuki:

      We have reviewed the above referenced filings and your letter dated January 19, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Income, page 2

1. We have read your response to prior comment number 1 and it remains unclear to us why you believe that Rule 5-03 of Regulation S-
X does not require you to separately report revenues related to your pharmacy network contracts. In this regard, we note that these revenues appear to be generated from the delivery of prescription drugs to your clients and you appear to be the principal in these transactions. We do not find your argument that you do not hold or acquire inventories to be persuasive under these circumstances. Please revise your presentation accordingly.

2. Please revise the discussion of your pharmacy network contracts within your business section to mirror the accounting presentation.
In other words, clearly state that these transactions represent product sales of prescription drugs.

3. We have reviewed your response to prior comment number 2 regarding your income statement presentation and note that you have not directly addressed compliance with Rule 5-03 of Regulation S-X. Rather, it appears that your response focuses more on providing readers with a view of the company through management`s eyes and with providing information used to evaluate performance. While we acknowledge that these are important disclosure objectives, we believe that these may be more appropriately accomplished through MD&A disclosure as indicated in Section I.B of SEC Release 33-8350 and segment data in accordance with SFAS 131. In addition, the factors identified in your response do not appear to be relevant in assessing compliance with Rule 5-03 of Regulation S-X.
Separately,
it appears that your proposed change may result in a presentation that is not in compliance with Rule 5-03(2). Please address your compliance with Rule 5-03 of Regulation S-X as originally requested in prior comment number 2.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Chauncey Martin, Staff Accountant, at (202)
551-
3441 or Mark Kronforst, Senior Staff Accountant, at (202) 551-
3451
if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551- 3489.

      Sincerely,



      Brad Skinner
      Accounting Branch Chief

Mr. Jeffery W. Yabuki
Fiserv, Inc.
January 25, 2006
Page 2